Exhibit 10.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of September 3, 2017, between Patterson-UTI Energy, Inc., a Delaware corporation (the “Company”), and C. Andrew Smith (“Executive”).

W I T N E S S E T H:

WHEREAS, the Company and Executive desire for Executive to become employed by Patterson-UTI Management Services, LLC, a wholly-owned subsidiary of the Company (the “Employer”), and to serve with the Company as Executive Vice President and Chief Financial Officer, on the terms and conditions set forth below; and

WHEREAS, the Company and Executive have agreed to enter into an employment agreement on the terms and conditions, and for the consideration, hereinafter set forth.

NOW THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, the Company and Executive agree as follows:

1. Employment.

(a) The Company agrees to employ Executive, and Executive agrees to be employed by the Company, pursuant to the terms of this Agreement beginning as of September 8, 2017 (the “Effective Date”) and continuing for the period of time set forth in Section 3 of this Agreement, subject to the terms and conditions of this Agreement.

(b) From and after the Effective Date, Executive shall serve in the position of Executive Vice President and Chief Financial Officer of the Company and shall report to the Chief Executive Officer of the Company, with a principal place of employment at the Company’s office in the Houston, Texas metropolitan area.

2. Duties and Responsibilities.

(a) Executive agrees to serve in the position referred to in Section 1(b) hereof and to perform diligently and to the best of Executive’s abilities the usual and customary duties and services appertaining to such position, as well as such additional duties and services appropriate to such position which the Company and Executive mutually may agree upon from time to time. Executive’s employment shall also be subject to the policies maintained and established by the Company that are of general applicability to the Company’s executives, as such policies may be amended from time to time. Executive agrees, during the period of Executive’s employment by the Company, to devote substantially all of Executive’s business time, energy and best efforts to the business and affairs of the Company and any other entity controlled by, or under common control with, the Company (each, an “Affiliate”).

(b) Executive will comply with all applicable laws and corporate documents and policies governing the conduct of the business and affairs of the Company and its Affiliates.

3. Term. Subject to the provision for earlier termination set forth in Section 5 hereof, this Agreement shall be for an initial term that begins on the Effective Date and continues in effect through the third anniversary of the Effective Date and, unless terminated sooner as herein provided, shall automatically be extended for one additional year on each anniversary of the Effective Date (the “Term”).

4. Compensation.

(a) Salary. During the Term, Executive shall receive an annualized base salary of $450,000.00, subject to adjustment up (but not down) by the Board of Directors of the Company (the “Board”) (the “Base Salary”) payable in accordance with the Company’s normal payroll practices.

(b) Bonus. During the Term, Executive shall be eligible to participate in the Company’s annual bonus arrangement for senior executives as in effect from time to time. The amount of such bonus shall be based on the performance of the Company and/or Executive, with specific performance targets and amounts to be determined annually by the Board or the Compensation Committee of the Board (the “Compensation Committee”). Executive will be eligible for a full calendar year 2017 bonus based on performance criteria set by the Compensation Committee. In addition, the Company will pay to Executive a sign-on bonus of $250,000 at the conclusion of the first payroll period following the Effective Date.

(c) Employee Benefits. During the Term, Executive shall be entitled to participate in all benefit plans generally available to the Company’s other senior executive employees when and as such plans, if any, become available and Executive becomes eligible for them.

(d) Incentive Plans. During the Term, Executive shall be entitled to participate in the Company’s incentive plans, as in effect from time to time.

(e) Cash and RSU Grants. In addition to the bonuses and incentive awards contemplated by Sections 4(b) and 4(c) above, Executive will receive the following restoration awards:

(i)	A restoration cash payment of $200,000, payable at the conclusion of the first payroll period after January 15, 2018, provided that Executive remains employed as of the payment date;

(ii)	A restoration cash payment of $200,000, payable at the conclusion of the first payroll period after January 15, 2019, provided that Executive remains employed as of the payment date;

(iii)	Subject to the approval of the Compensation Committee, pursuant to the Patterson-UTI Energy, Inc. 2014 Long-Term Incentive Plan (the “LTIP”), a restoration grant of restricted stock units (“RSUs”) granted on the Effective Date with a grant date value (based on the closing share price of the Company’s common stock on the Effective Date) of $800,000, that will vest on the first anniversary of the Effective Date, subject to the terms and conditions of the Company’s standard time-based RSU agreement; and

(iv)	Subject to the approval of the Compensation Committee, pursuant to the LTIP, a restoration grant of RSUs granted on the Effective Date with a grant date value (based on the closing share price of the Company’s common stock on the Effective Date) of $800,000, that will vest on the second anniversary of the Effective Date, subject to the terms and conditions of the Company’s standard time-based RSU agreement.

(f) Reimbursement of Expenses. The Company agrees to promptly reimburse Executive for all appropriately documented, reasonable travel and other business expenses incurred by Executive in the course of providing services requested by the Company or otherwise incurred in his capacity as Executive.

5. Termination of Employment.

(a) By the Company. Notwithstanding the provisions of Section 3, the Company may terminate Executive’s employment under this Agreement at any time for Cause (as defined below), or for any other reason whatsoever or for no reason at all, in the sole discretion of the Company. The Company may terminate Executive’s employment under this Agreement at any time for Cause, by delivering to Executive written notice describing the cause of termination (x) in the case of clause (i), 30 days before the effective date of such termination and by granting Executive at least 20 days to cure the cause; (y) in the case of clauses (ii), (iii) or (iv), 10 days before the effective date of such termination and by granting Executive at least 10 days to cure the cause; or (z) in the case of clause (v) on the date of such termination; provided however, that if the matter is reasonably determined by the Company to not be capable of being cured, Executive may be terminated for cause on the date the written notice is delivered.

“Cause” shall be limited to the occurrence of the following events:

(i)	Executive’s failure to perform the duties described in Section 2 in an honest and faithful manner;

(ii)	Executive’s omission to perform his duties in a manner that materially and adversely affects the Company;

(iii)	Executive’s taking of any action in violation of any material policies of the Company that could be reasonably expected to damage or negatively impact the business, operations, reputation or financial condition of the Company in a material manner;

(iv)	any other action taken by Executive in bad faith or that could be reasonably expected to damage or negatively impact the business, operations, reputation or financial condition of the Company in a material manner; or

(v)	Executive’s conviction of (or plea of no contest to) a crime involving fraud, dishonesty or moral turpitude or any felony.

(b) By Executive. Notwithstanding the provisions of Section 3, Executive may terminate Executive’s employment under this Agreement for Good Reason or for any reason whatsoever or no reason at all, in the sole discretion of Executive. In such case, Executive must deliver to the Company written notice of such termination at least 30 days before the effective date of such termination, unless otherwise provided in this Agreement.

“Good Reason” means:

(1) if, prior to a Change in Control of the Company, the occurrence of any of the following events:

(i)	a material diminution in Executive’s Base Salary;

(ii)	a material diminution in Executive’s authority, duties or responsibilities; or

(iii)	a material breach by the Company of a material provision of this Agreement.

Notwithstanding the foregoing provisions of this clause (1) or any other provision in this Agreement to the contrary, any assertion by Executive of a termination of employment for “Good Reason” pursuant to this clause (1) shall not be effective unless all of the following conditions are satisfied: (A) the condition described in clauses (i), (ii) or (iii) giving rise to Executive’s termination of employment must have arisen without Executive’s consent; (B) Executive must provide written notice to the Company of such condition in accordance with Section 11 within 45 days of Executive gaining knowledge of the initial existence of the condition, (C) the condition specified in such notice must remain uncorrected for 30 days after receipt of such notice by the Company and (D) the date of Executive’s termination of employment must occur within 30 days after the expiration of the cure period set forth in (C) above. The date of actual termination of employment in accordance with this clause (1) shall be the “date of termination.”

(2) if, on or after a Change in Control of the Company, the Company, without the consent of Executive:

(i)	causes Executive to cease to be the chief financial officer of the Company or the ultimate parent of the Company;

(ii)	assigns to Executive any duties inconsistent with Executive’s position as the chief financial officer of the Company and any parent of the Company (including offices, titles and reporting requirements), authority, duties, status or responsibilities with the Company in effect immediately before the occurrence of the first Change in Control of the Company or otherwise makes any change in any such position, authority, duties or responsibilities;

(iii)	removes Executive from, or fails to re-elect or appoint Executive to, any duties or position with the Company or any of its Affiliates that were assigned or held by Executive immediately before the occurrence of the first Change in Control of the Company, except that a nominal change in Executive’s title that is merely descriptive and does not affect rank or status shall not constitute such an event;

(iv)	takes any other action that results in a material diminution in such position, authority, duties or responsibilities or otherwise take any action that materially interferes therewith;

(v)	reduces Executive’s Base Salary as in effect immediately before the occurrence of the first Change in Control of the Company or as Executive’s Base Salary may be increased from time to time after that occurrence;

(vi)	reduces Executive’s annual bonus to an amount less than the average of the two annual bonuses earned by Executive with respect to the two fiscal years of the Company immediately preceding the fiscal year of the Company in which the first Change in Control of the Company occurred;

(vii)	relocates Executive’s principal place of employment to a location outside of a 50-mile radius from Executive’s principal place of employment immediately prior to the first Change in Control of the Company;

(viii)	fails to (x) continue in effect any bonus, incentive, profit sharing, performance, savings, retirement or pension policy, plan, program or arrangement (such policies, plans, programs and arrangements collectively being referred to herein as “Basic Benefit Plans”), including, but not limited to, any deferred compensation, supplemental executive retirement or other retirement income, stock option, stock purchase, stock appreciation, or similar policy, plan, program or arrangement of the Company, in which Executive was a participant immediately before the occurrence of the first Change in Control of the Company, or any substitute plan adopted by the Board and in which Executive was a participant immediately before the occurrence of the last Change in Control of the Company, unless an equitable and reasonably comparable arrangement (embodied in a substitute or alternative benefit or plan) shall have been made with respect to such Basic Benefit Plan promptly following the occurrence of the last Change in Control of the Company, or (y) continue Executive’s participation in any Basic Benefit Plan (or any substitute or alternative plan) on substantially the same basis, both in terms of the amount of benefits provided to Executive (which are in any event always subject to the terms of any applicable Basic Benefit Plan) and the level of Executive’s participation relative to other participants, as existed immediately before the occurrence of the first Change in Control of the Company;

(ix)	fails to continue to provide Executive with benefits substantially similar to those enjoyed by Executive under any of the Company’s other employee benefit plans, policies, programs and arrangements, including, but not limited to, life insurance, medical, dental, health, hospital, accident or disability plans, in which Executive was a participant immediately before the occurrence of the first Change in Control of the Company;

(x)	fails to provide Executive with the number of paid vacation days to which Executive was entitled in accordance with the Company’s vacation policy in effect immediately before the occurrence of the first Change in Control of the Company;

(xi)	fails to continue to provide Executive with office space, related facilities and support personnel (including, but not limited to, administrative and secretarial assistance) (y) that are both commensurate with Executive’s responsibilities to and position with the Company immediately before the occurrence of the first Change in Control of the Company and not materially dissimilar to the office space, related facilities and support personnel provided to other employees of the Company having comparable responsibility to Executive, or (z) that are physically located at the Company’s principal executive offices; or

(xii)	purports to terminate Executive’s employment by the Company unless notice of that termination shall have been given to Executive pursuant to, and that notice shall meet the requirements of, this Section 5.

If Executive’s employment by the Company is terminated by Executive as a result of the occurrence of Good Reason, Executive shall provide the Company a notice that shall specifically describe the action or inaction of the Company that Executive believes constitutes Good Reason. The notice given pursuant to this clause (2) shall state a date, which shall be not fewer than 30 days nor more than 60 days after the date such notice is given, on which the termination of Executive’s employment by the Company is effective. The date so stated in accordance with this clause (2) shall be the “date of termination.”

(c) Death or Disability. Executive’s employment under this Agreement shall terminate automatically upon Executive’s death or Disability. For purposes of this Agreement, Executive shall be deemed to be terminated due to “Disability” if Executive shall be considered to be permanently and totally disabled in accordance with the Company’s disability plan, if any, for a period of 90 days or more. The Company may terminate Executive’s employment due to Disability by delivering to Executive written notice providing an effective date of termination no earlier than the date of the notice of termination. If there should be a dispute between the Company and Executive as to Executive’s Disability for purposes of this Agreement, the question shall be settled by the opinion of an impartial reputable physician agreed upon by the parties or their representatives within 30 days after the date of the notice of termination due to Disability. The parties agree to be bound by the final decision of such physician.

6. Effect of Termination of Employment on Compensation.

(a) Benefit Obligation and Accrued Obligation Defined. For purposes of this Agreement, payment of the “Benefit Obligation” shall mean payment by the Company to Executive (or his designated beneficiary or legal representative, as applicable), in accordance with the terms of the applicable plan document, of all vested benefits to which Executive is entitled under the terms of the employee benefit plans and compensation arrangements in which Executive is a participant as of the date of termination. “Accrued Obligation” means the sum of (1) Executive’s Base Salary through the date of termination, (2) any accrued vacation pay earned by Executive, (3) any earned but unpaid annual bonus for any completed calendar year and (4) any incurred but unreimbursed expenses for which Executive is entitled to reimbursement, in each case, to the extent not theretofore paid.

(b) By the Company Without Cause or by Executive for Good Reason. If during the Term, but prior to the occurrence of a Change in Control of the Company (as defined in Section 7) Executive’s employment is terminated by the Company other than for Cause and not as a result of Executive’s death or Disability, or Executive’s employment is terminated by Executive for Good Reason, then Executive shall receive the following benefits and compensation from the Company:

(i)	the Company shall pay Executive the Accrued Obligation within 30 days following the date of Executive’s date of termination or such earlier date as may be required by law;

(ii)	the Company shall pay Executive a lump-sum payment consisting of 2.5 times the sum of Executive’s Base Salary plus the average annual cash bonus received by Executive for the three years prior to the date of termination, payable on the 60th day following Executive’s date of termination;

(iii)	the Company shall pay Executive a lump-sum payment equal to Executive’s annual cash bonus based on actual results for the year in which Executive’s date of termination occurs multiplied by a fraction, the numerator of which is the number of days Executive was employed by the Company during the year of the termination and the denominator of which is 365, payable at the same time as annual cash bonuses are paid to active employees;

(iv)	the Company will cause all unvested options, restricted stock awards and restricted stock units, previously granted by the Company to Executive, to vest on the 60th day following Executive’s date of termination;

(v)	Executive shall be entitled to receive a number of shares of Company common stock in an amount equal to the amount of any performance units, previously granted to Executive, that would have vested at the end of the applicable performance period based on actual results, payable at the same time as if Executive had remained employed through the end of the applicable performance period; and

(vi)	the Company shall pay Executive the Benefit Obligation at the times specified in and in accordance with the terms of the applicable employee benefit plans and compensation arrangements.

Notwithstanding the foregoing, neither Executive, nor his estate, shall be permitted to specify the taxable year in which a payment described in this Section 6(b) shall be paid.

(c) By the Company for Cause. If during the Term Executive’s employment is terminated by the Company for Cause, the Company shall pay to Executive the Accrued Obligation within 30 days following the date of termination or such earlier date as may be required by law. The Company shall pay Executive (or his designated beneficiary or legal representative, if applicable) the Benefit Obligation at the times specified in and in accordance with the terms of the applicable employee benefit plans and compensation arrangements. Following such payments, the Company shall have no further obligations to Executive other than as may be required by law. For the avoidance of doubt, all unvested stock options, restricted stock awards, restricted stock units, performance units or other equity awards, previously granted to Executive, shall be forfeited for no consideration, as of the date of termination.

(d) By Executive without Good Reason. If during the Term and prior to a Change in Control of the Company (as defined below), Executive terminates his employment without Good Reason, the Company shall pay to Executive the Accrued Obligation within 30 days following the date of termination or such earlier date as may be required by law. The Company shall pay Executive (or his designated beneficiary or legal representative, if applicable) the Benefit Obligation at the times specified in and in accordance with the terms of the applicable employee benefit plans and compensation arrangements. Following such payments, the Company shall have no further obligations to Executive other than as may be required by law. For the avoidance of doubt, all unvested stock options, restricted stock awards, restricted stock units, performance units or other equity awards, previously granted to Executive, shall be forfeited for no consideration, as of the date of termination. Any vested stock options shall be exercisable in accordance with the terms and conditions set forth in the applicable award agreement or plan document. The Company shall pay Executive the Benefit Obligation at the times specified in and in accordance with the terms of the applicable employee benefit plans and compensation arrangements. Executive shall not have breached this Agreement if he terminates his employment without Good Reason.

(e) Disability; Death. If during the Term, Executive’s employment is terminated by the Company due to the death or Disability of Executive, then the Company shall pay Executive (or his designated beneficiary or legal representative, if applicable) the Accrued Obligation within 30 days following the date of Executive’s date of termination or such earlier date as may be required by law. The Company shall pay Executive (or his designated beneficiary or legal representative, if applicable) the Benefit Obligation at the times specified in and in accordance with the terms of the applicable employee benefit plans and compensation arrangements. All stock options, restricted stock awards, restricted stock units, performance units or other equity awards, previously granted to Executive, shall be administered in accordance with the terms of the applicable award agreement and plan document. Notwithstanding the foregoing, neither Executive, nor his estate, shall be permitted to specify the taxable year in which a payment described in this Section 6(e) shall be paid.

(f) General Release of Claims. Payments to and benefits for Executive under this Section 6 or Section 7 (other than Accrued Obligation and Benefit Obligation) are contingent upon Executive’s execution of a release, substantially in the form attached hereto as Exhibit A, within 50 days of Executive’s date of termination that is not revoked by Executive during any applicable revocation period provided in such release (which shall release and discharge the Company and its Affiliates, and their officers, directors, managers, employees and agents from any and all claims or causes of action of any kind or character, including but not limited to all claims or causes of action arising out of Executive’s employment with the Company or its Affiliates or the termination of such employment).

7. Change in Control of the Company.

(a) If during the Term a Change in Control of the Company occurs and Executive’s employment is terminated by the Company other than for Cause and not as a result of Executive’s death or Disability, or is terminated by Executive for Good Reason then, Executive shall receive the following benefits and compensation from the Company:

(i)	the Company shall pay Executive the Accrued Obligation within 30 days following the date of Executive’s date of termination;

(ii)	the Company shall pay Executive a lump-sum payment consisting of 2.5 times the sum of Executive’s Base Salary plus the average annual cash bonus received by Executive in the three years prior to the date of termination, payable on the 60th day following Executive’s date of termination;

(iii)	the Company shall pay Executive a pro-rated annual bonus for the year during which Executive’s date of termination occurs as a lump-sum payment in an amount equal to the highest annual bonus received by Executive in the three years prior to the date of termination multiplied by a fraction, the numerator of which is the number of days Executive was employed by the Company during the year of the termination and the denominator of which is 365, payable on the 60th day following Executive’s date of termination;

(iv)

during the thirty-month period following Executive’s date of termination, the Company shall allow Executive and his eligible dependents to continue to be covered by all medical, vision and dental benefit plans maintained by the Company under which Executive was covered immediately prior to Executive’s date of termination at the same active employee premium cost as a similarly situated active employee, provided that such reimbursements shall not be made in the event the Company would be subject to any excise tax under Section 4980D of the Internal Revenue Code of 1986, as amended (the “Code”) or other penalty or liability pursuant to the provisions of the Patient Protection and Affordable Care Act of 2010 (as amended from time to time), and in lieu of providing the subsidized premiums described above, the Company shall instead pay to Executive a fully taxable monthly cash payment in an amount such that, after payment by Executive of all taxes on such payment, Executive retains an amount equal to the applicable premiums for such month, with such monthly payment being made on the last day of each month for the remainder of such thirty-month period; provided, further, that such benefits provided during the thirty-month period shall run concurrent with the health continuation coverage period mandated by Section 4980B of the Code;

(v)	the Company will cause all unvested options, restricted stock awards and restricted stock units, previously granted by the Company to Executive, to vest on the 60th day following Executive’s date of termination;

(vi)	Executive shall be entitled to receive a number of shares of Company common stock in an amount equal to the target amount of any performance units, previously granted to Executive, on the 60th day following Executive’s date of termination; and

(vii)	the Company shall pay Executive the Benefit Obligation at the times specified in and in accordance with the terms of the applicable employee benefit plans and compensation arrangements.

Notwithstanding the foregoing, neither Executive, nor his estate, shall be permitted to specify the taxable year in which a payment described in this Section 7(a) shall be paid.

(b) For purposes of this Agreement, a “Change in Control of the Company” shall mean the occurrence of any of the following after the Effective Date:

(i)	The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Covered Person”) of beneficial ownership (within the meaning of rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of the common stock of the Company (the “Outstanding Company Common Stock”), or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (i) of this Section 7(b), the following acquisitions shall not constitute a Change in Control of the Company: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company, or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) of this Section 7(b); or

(ii)	Individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Covered Person other than the Board; or

(iii)	Consummation of (xx) a reorganization, merger or consolidation or sale of the Company or any subsidiary of the Company, or (yy) a disposition of all or substantially all of the assets of the Company (a “Business Combination”), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, direct or indirectly, more than 65% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no Covered Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 35% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or, if earlier, of the action of the Board, providing for such Business Combination.

8. Proprietary Information.

(a) Confidential Treatment. Executive acknowledges and agrees that he has acquired, and will in the future acquire as a result of his employment by the Company or otherwise, Proprietary Information (as defined below) of the Company which is of a confidential or trade secret nature, and all of which has a great value to the Company and is a substantial basis and foundation upon which the Company’s business is predicated. Accordingly, other than in the legitimate performance of his job duties, Executive agrees:

(i)	to regard and preserve as confidential at all times all Proprietary Information,

(ii)	to refrain from publishing or disclosing any part of the Proprietary Information and from using, copying or duplicating it in any way by any means whatsoever, and

(iii)	not to use on his own behalf or on behalf of any third party or to disclose the Proprietary Information to any person or entity without the prior written consent of the Company.

“Proprietary Information” includes all confidential or proprietary scientific or technical information, data, formulas and related concepts, business plans (both current and under development), client lists, promotion and marketing programs, trade secrets, or any other confidential or proprietary business information relating to drilling, pressure pumping, or extraction processes, development programs, costs, revenues, marketing, investments, sales activities, promotions, credit and financial data, financing methods, plans or the business of the Company or its Affiliates, whether in written or electronic form of writings, correspondence, notes, drafts, records, maps, invoices, technical and business logs, maps, policies, computer programs, disks or otherwise. Proprietary Information does not include information that is or becomes publicly known through lawful means.

(b) Property of the Company. Upon the termination of Executive’s employment with the Company, Executive shall surrender to the Company any and all work papers, reports, manuals, documents and the like (including all originals and copies thereof) in his possession which contain Proprietary Information relating to the business, prospects or plans of the Company or its Affiliates. Further, Executives agrees to delete all Proprietary Information from his computer, smartphone, tablet, or any other personal electronic storage devices that may contain Proprietary Information. Executive acknowledges that all Proprietary Information and other property of the Company or any Affiliate thereof which Executive accumulates during his engagement are the property of the Company and shall be returned to the Company immediately upon termination of this Agreement.

(c) Cooperation. Executive agrees that following any termination of his employment with the Company, he will not disclose or cause to be disclosed any Proprietary Information, or any negative or adverse information of a substantial nature about the Company or its Affiliates, the management of the Company or its Affiliates, any product or service provided by the Company or its Affiliates or the future prospects of the Company or its Affiliates unless required by court order. Nothing in this Section 8 prohibits Executive from reporting possible violations of law or regulation to any governmental agency or entity (or of making any other protected disclosures). Pursuant to the Defend Trade Secrets Act of 2016, Executive shall not be held criminally or civilly liable under any Federal or state trade secret law for the disclosure of any Proprietary Information that (i) is made (A) in confidence to a Federal, state or local government official, either directly or indirectly, or to an attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. The Company may seek the assistance, cooperation or testimony of Executive following any such termination in connection with any investigation, litigation or proceeding arising out of matters within the knowledge of Executive and related to his engagement by the Company, and in any instance, Executive shall provide such assistance, cooperation or testimony and the Company shall pay Executive’s reasonable costs and expenses in connection therewith.

9. Restrictive Covenants.

(a) Definitions. As used in this Section 9, the following terms shall have the following meanings:

(i)	“Business” means any business in which the Company, including its Affiliates, is engaged in during the Prohibited Period.

(ii)	“Competing Business” means any business, individual, partnership, firm, corporation or other entity which wholly or in any significant part engages in any business competing with the Business in the Restricted Area.

(iii)	“Governmental Authority” means any governmental, quasi-governmental, state, county, city or other political subdivision of the United States or any other country, or any agency, court or instrumentality, foreign or domestic, or statutory or regulatory body thereof.

(iv)	“Legal Requirement” means any law, statute, code, ordinance, order, rule, regulation, judgment, decree, injunction, franchise, permit, certificate, license, authorization, or other directional requirement of any Governmental Authority.

(v)	“Prohibited Period” means the period during which Executive is employed by the Company hereunder and a period of one year following Executive’s date of termination.

(vi)	“Restricted Area” (A) means any country or subdivision thereof in which the Company or its Affiliates (i) is then currently engaged in the Business, (ii) has engaged in the Business in the two years prior to Executive’s date of termination or (iii) is actively pursuing business opportunities for the Business and (B) includes the parishes in Louisiana listed on Exhibit B.

(b) Non-Competition; Non-Solicitation.

(i)

Executive and the Company agree to the non-competition and non-solicitation provisions of this Section 9(b); (i) in consideration for the Proprietary Information provided by the Company to Executive pursuant to Section 8 of this Agreement; (ii) as part of the consideration for the compensation and benefits to be paid to Executive hereunder; (iii) to protect the Proprietary Information of the Company or its Affiliates disclosed or entrusted to Executive by the Company or its Affiliates or created or developed by Executive for the Company or its Affiliates, the business goodwill of the Company or its Affiliates developed through the efforts of Executive and/or the business opportunities disclosed or entrusted to Executive by the Company or its Affiliates; and (iv) as an additional incentive for the Company to enter into this Agreement.

(ii)	Subject to the exceptions set forth in Section 9(b)(iii) below, Executive expressly covenants and agrees that during the Prohibited Period (i) Executive will refrain from carrying on or engaging in, directly or indirectly, any Competing Business in the Restricted Area and (ii) Executive will not, and Executive will cause Executive’s affiliates not to, directly or indirectly, own, manage, operate, join, become an employee, partner, owner or member of (or an independent contractor to), control or participate in or loan money to, sell or lease equipment to or sell or lease real property to any business, individual, partnership, firm, corporation or other entity which engages in a Competing Business in the Restricted Area.

(iii)	Notwithstanding the restrictions contained in Section 9(b)(ii), Executive or any of Executive’s affiliates may own an aggregate of not more than 1% of the outstanding stock of any class of any corporation engaged in a Competing Business, if such stock is listed on a national securities exchange or regularly traded in the over-the-counter market by a member of a national securities exchange, without violating the provisions of Section 9(b)(ii), provided that neither Executive nor any of Executive’s affiliates has the power, directly or indirectly, to control or direct the management or affairs of any such corporation and is not involved in the management of such corporation.

(iv)	Executive further expressly covenants and agrees that during the Prohibited Period, Executive will not, and Executive will cause Executive’s affiliates not to (i) engage or employ, or solicit or contact with a view to the engagement or employment of, any person who is an officer or employee of the Company or any of its Affiliates or (ii) canvass, solicit, approach or entice away or cause to be canvassed, solicited, approached or enticed away from the Company or any of its Affiliates any person who or which is a customer of any of such entities during the period during which Executive is employed by the Company.

(v)	Executive expressly recognizes that Executive is a high-level, executive employee who will be provided with access to Proprietary Information and trade secrets as part of Executive’s employment and that the restrictive covenants set forth in this Section 9 are reasonable and necessary in light of Executive’s executive position and access to the Proprietary Information.

(c) Non-Disparagement. Executive agrees that following any termination of his employment with the Company, he will not disparage, orally or in writing, the Company or its Affiliates, the management of the Company or its Affiliates, any product or service provided by the Company or its Affiliates or the future prospects of the Company or its Affiliates.

(d) Relief. Executive and the Company agree and acknowledge that the limitations as to time, geographical area and scope of activity to be restrained as set forth in this Section 9 are reasonable and do not impose any greater restraint than is necessary to protect the legitimate business interests of the Company. Executive and the Company also acknowledge that money damages would not be sufficient remedy for any breach of Section 8 or this Section 9 by Executive, and the Company or its Affiliates shall be entitled to enforce the provisions of Section 8 or this Section 9 by terminating payments then owing to Executive under this Agreement or otherwise and to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of Section 8 or this Section 9 but shall be in addition to all remedies available at law or in equity, including the recovery of damages from Executive and Executive’s agents. However, if it is determined that Executive has not committed a breach of Section 8 or this Section 9, then the Company shall resume the payments and benefits due under this Agreement and pay to Executive all payments and benefits that had been suspended pending such determination.

(e) Reasonableness; Enforcement. Executive acknowledges that the geographic scope and duration of the covenants contained in this Section 9 are the result of arm’s-length bargaining and are fair and reasonable in light of (a) the nature and wide geographic scope of the operations of the Business, (b) Executive’s level of control over and contact with the Business in all jurisdictions in which it is conducted, (c) the fact that the Business is conducted throughout the Restricted Area and (d) the amount of compensation and Proprietary Information that Executive is receiving in connection with the performance of Executive’s duties hereunder. It is the desire and intent of the parties that the provisions of this Section 9 be enforced to the fullest extent permitted under applicable Legal Requirements, whether now or hereafter in effect and therefore, to the extent permitted by applicable Legal Requirements, Executive and the Company hereby waive any provision of applicable Legal Requirements that would render any provision of this Section 9 invalid or unenforceable.

(f) Reformation. The Company and Executive agree that the foregoing restrictions are reasonable under the circumstances and that any breach of the covenants contained in this Section 9 would cause irreparable injury to the Company. Executive expressly represents that enforcement of the restrictive covenants set forth in this Section 9 will not impose an undue hardship upon Executive or any person or entity affiliated with Executive. Executive understands that the foregoing restrictions may limit Executive’s ability to engage in certain businesses anywhere in the Restricted Area during the Prohibited Period, but acknowledges that Executive will receive sufficiently high remuneration and other benefits from the Company to justify such restriction. Further, Executive acknowledges that Executive’s skills are such that Executive can be gainfully employed in non-competitive employment, and that the restrictive covenants will not prevent Executive from earning a living. Nevertheless, if any of the aforesaid restrictions are found by a court of competent jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions herein set forth to be modified by the court making such determination so as to be reasonable and enforceable and, as so modified, to be fully enforced.

(g) Protected Disclosures. Notwithstanding any provision to the contrary in this Agreement, nothing in this Agreement prohibits Executive from reporting possible violations of law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Additionally, the parties acknowledge and agree that Executive does not need the prior authorization of the Company to make any such reports or disclosures and Executive is not required to notify the Company that Executive has made such reports or disclosures.

10. Excise Taxes. Notwithstanding anything to the contrary in this Agreement, if Executive is a “disqualified individual” (as defined in Section 280G(c) of the Code), and the payments and benefits provided for under this Agreement, together with any other payments and benefits which Executive has the right to receive from the Company or any of its Affiliates, would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), then the payments and benefits provided for under this Agreement shall be either (a) reduced (but not below zero) so that the present value of such total amounts and benefits received by Executive from the Company and its Affiliates will be one dollar ($1.00) less than three times Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code) and so that no portion of such amounts and benefits received by Executive shall be subject to the excise tax imposed by Section 4999 of the Code or (b) paid in full, whichever produces the better net after-tax position to Executive (taking into account any applicable excise tax under Section 4999 of the Code and any other applicable taxes). The reduction of payments and benefits hereunder, if applicable, shall be made by reducing, first, payments or benefits to be paid in cash hereunder in the order in which such payment or benefit would be paid or provided (beginning with such payment or benefit that would be made last in time and continuing, to the extent necessary, through to such payment or benefit that would be made first in time) and, then, reducing any benefit to be provided in kind hereunder in a similar order. The determination as to whether any such reduction in the amount of the payments and benefits provided hereunder is necessary shall be made by a nationally recognized public accounting firm selected by the Company in good faith and approved by Executive, which approval shall not be unreasonably withheld. If a reduced payment or benefit is made or provided and through error or otherwise that payment or benefit, when aggregated with other payments and benefits from the Company (or its Affiliates) used in determining if a parachute payment exists, exceeds one dollar ($1.00) less than three times Executive’s base amount, then Executive shall immediately repay such excess to the Company upon notification that an overpayment has been made.

11. Notice. All notices, requests, consents, directions and other instruments and communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed first-class, postage prepaid, registered or certified mail, or (c) sent by overnight courier, facsimile, telecommunication or other similar form of communication (with receipt confirmed), as follows:

To the Company:	Patterson-UTI Energy, Inc.
Attention: General Counsel
10713 West Sam Houston Parkway N., Suite 800
Houston, Texas 77064
Facsimile: (281) 765-7175

To Executive:	C. Andrew Smith at the most recent address for Executive
listed in the payroll records of the Company.

or to such other address and to the attention of such other person(s) or officer(s) as any party may designate by written notice. Any notice mailed shall be deemed to have been given and received on the third business day following the day of mailing. Any notice sent by overnight courier, facsimile, telecommunication or other similar form of communication (with receipt confirmed) shall be deemed to have been given and received on the next business day following the day such communication is sent.

12. References to the Company. References in this Agreement to the Company in the context of providing services to the Company shall include the Company and all of its Affiliates as the context reasonably requires, including without limitation Sections 8 and 9. References in this Agreement to employment with the Company shall also refer to employment with the Employer as the context reasonably requires.

13. Nonassignment. This Agreement is personal to Executive and to the Company and shall not be assigned by either party without the other’s written consent, except that the Company may assign its rights and delegate its obligations under this Agreement to any entity that acquires all or substantially all of its business.

14. Further Assurances. Each party hereto agrees to perform such further actions, and to execute and deliver such additional documents, as may be reasonably necessary to carry out the provisions of this Agreement.

15. Severability. In the event that any of the provisions, or portions thereof, of this Agreement are held to be unenforceable or invalid by any court of competent jurisdiction, the validity and enforceability or the remaining provisions, or portions thereof, shall not be affected thereby.

16. Governing Law; Venue. This Agreement shall be governed and construed under and interpreted in accordance with the laws of the State of Texas without giving effect to the doctrine of conflict of laws. With respect to any claim or dispute related to or arising under this Agreement, the parties hereto hereby consent to the exclusive jurisdiction, forum and venue of the state and federal courts located in or sitting for Houston, Texas.

17. Entire Agreement; Interpretation. This Agreement constitutes the entire agreement of the parties, and supersedes all prior agreements, oral or written, between the Company and Executive relating to his employment by the Company. For the avoidance of doubt, any equity incentive award agreements or indemnity agreements between the Company and Executive remain in effect in accordance with their terms and are not superseded pursuant to this Section 17, except to the extent that this Agreement provides more favorable vesting provisions applicable to certain terminations of employment as described in Sections 6 and 7. No change or modification of this Agreement shall be enforceable unless contained in a writing signed by the party against whom enforcement is sought. No presumption shall be construed against the party drafting this Agreement.

18. Withholding of Taxes and Other Employee Deductions. The Company may withhold from any benefits and payments made pursuant to this Agreement all federal, state, city and other applicable taxes and withholdings as may be required pursuant to any law or governmental regulation or ruling and all other customary deductions made with respect to the Company’s employees generally.

19. Executive’s Representations. Executive represents and warrants that:

(a) he is free to enter into this Agreement and to perform each of the terms and covenants contained herein;

(b) he has been advised by legal counsel as to the terms and provisions hereof and the effort thereof and fully understands the consequences thereof;

20. Waiver. The failure of any party to insist, in any one or more instances, upon strict performance of any one or more of the provisions, terms and conditions of this Agreement, or to exercise any right or rights hereunder shall not be construed as a waiver thereof, and any and all such provisions, terms, conditions and rights shall continue and remain in full force and effect.

21. Compliance with Section 409A.

(a) This Agreement is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and shall be construed and interpreted in accordance with such intent. To the extent any payment or benefit provided under this Agreement is subject to Section 409A, such benefit shall be provided in a manner that complies with Section 409A, including any IRS guidance promulgated with respect to Section 409A; provided, however, in no event shall any action to comply with Section 409A reduce the aggregate amount payable to Executive hereunder unless expressly agreed in writing by Executive.

(b) All reimbursements or provision of in-kind benefits pursuant to this Agreement shall be made in accordance with Treasury Regulation § 1.409A-3(i)(1)(iv) such that the reimbursement or provision will be deemed payable at a specified time or on a fixed schedule relative to a permissible payment event. Specifically, the amount reimbursed or in-kind benefits provided under this Agreement during Executive’s taxable year may not affect the amounts reimbursed or provided in any other taxable year (except that total reimbursements may be limited by a lifetime maximum under a group health plan), the reimbursement of an eligible expense shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense was incurred, and the right to reimbursement or provision of in-kind benefit is not subject to liquidation or exchange for another benefit.

(c) To the extent required to comply with Section 409A (as determined by the Company), if Executive is a “specified employee,” as determined by the Company, as of his date of termination, then all amounts due under this Agreement that constitute a “deferral of compensation” within the meaning of Section 409A, that are provided as a result of a “separation from service” within the meaning of Section 409A, and that would otherwise be paid or provided during the first six months following Executive’s date of termination, shall be accumulated through and paid or provided on the first business day that is more than six months after Executive’s date of termination (or, if Executive dies during such six month period, within 90 days after Executive’s death). Each payment under this Agreement, including each payment in a series of installment payments, is intended to be a separate payment for purposes of Treas. Reg. § 1.409A-2(b).

22. Clawback Policy. Notwithstanding any other provisions in this Agreement, any payments made pursuant to this Agreement shall be subject to recovery or clawback by the Company under any applicable clawback policy adopted by the Company in accordance with SEC regulations or other applicable law, including the clawback policy of the Company adopted on March 9, 2010, as amended or superseded from time to time, and Executive agrees to execute appropriate acknowledgements or other documentation as may be required pursuant to such policies from time to time.

23. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have caused this Agreement to be entered into as of the date first written above.

PATTERSON-UTI ENERGY, INC.

By:	/s/ William Andrew Hendricks, Jr.
William Andrew Hendricks, Jr.
Chief Executive Officer

EXECUTIVE

/s/ C. Andrew Smith
C. Andrew Smith

Exhibit A

FORM OF WAIVER AND RELEASE

[The language in this Release may change based on legal developments and evolving best practices; this form is provided as an example of what will be included in the final Release document.]

In consideration of, and as a condition precedent to, the severance payment (the “Severance”) described in that certain Employment Agreement (the “Agreement”) effective as of September     , 2017 between Patterson-UTI Energy, Inc., a Delaware corporation (the “Company”), and C. Andrew Smith (“Executive”), which were offered to Executive in exchange for a general waiver and release of claims (this “Waiver and Release”). Executive having acknowledged the above-stated consideration as full compensation for and on account of any and all injuries and damages which Executive has sustained or claimed, or may be entitled to claim, Executive, for himself, and his heirs, executors, administrators, successors and assigns, does hereby release, forever discharge and promise not to sue the Company, its parents, subsidiaries, affiliates, successors and assigns, and their past and present officers, directors, partners, employees, members, managers, shareholders, agents, attorneys, accountants, insurers, heirs, administrators, executors, as well as all employee benefit plans maintained by any of the foregoing entities or individuals, and all fiduciaries and administrators of such plans, in their personal and representative capacities (collectively the “Released Parties”) from any and all claims, liabilities, costs, expenses, judgments, attorney fees, actions, known and unknown, of every kind and nature whatsoever in law or equity, which Executive had, now has, or may have against the Released Parties relating in any way to Executive’s employment with the Company or termination thereof prior to and including the date of execution of this Waiver and Release, including but not limited to, all claims for contract damages, tort damages, special, general, direct, punitive and consequential damages, compensatory damages, loss of profits, attorney fees and any and all other damages of any kind or nature; all contracts, oral or written, between Executive and any of the Released Parties; any business enterprise or proposed enterprise contemplated by any of the Released Parties, as well as anything done or not done prior to and including the date of execution of this Waiver and Release. Notwithstanding anything to the contrary contained in this Waiver and Release, nothing in this Waiver and Release shall be construed to release the Company from any obligations set forth in the Agreement.

Executive understands and agrees that this release and covenant not to sue shall apply to any and all claims or liabilities arising out of or relating to Executive’s employment with the Company and the termination of such employment, including, but not limited to: claims of discrimination based on age, race, color, sex (including sexual harassment), religion, national origin, marital status, parental status, veteran status, union activities, disability or any other grounds under applicable federal, state or local law prior to and including the date of execution of this Waiver and Release, including, but not limited to, claims arising under the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act, the Family and Medical Leave Act, Title VII of the Civil Rights Act, the Civil Rights Act of 1991, 42 U.S.C. § 1981, the Genetic Information Non-Discrimination Act of 2008, the Employee Retirement Income Security Act of 1974, the Consolidated Omnibus Budget Reconciliation Act of 1985, the Rehabilitation Act of 1973, the Equal Pay Act of 1963 (EPA), all as amended, as well as any claims prior to and including the date of execution of this Waiver and Release, regarding wages;

benefits; vacation; sick leave; business expense reimbursements; wrongful termination; breach of the covenant of good faith and fair dealing; intentional or negligent infliction of emotional distress; retaliation; outrage; defamation; invasion of privacy; breach of contract; fraud or negligent misrepresentation; harassment; breach of duty; negligence; discrimination; claims under any employment, contract or tort laws; claims arising under any other federal law, state law, municipal law, local law, or common law; any claims arising out of any employment contract, policy or procedure; and any other claims related to or arising out of his employment or the separation of his employment with the Company prior to and including the date of execution of this Waiver and Release.

In addition, Executive agrees not to cause or encourage any legal proceeding to be maintained or instituted against any of the Released Parties, save and except proceedings to enforce the terms of the Agreement or claims of Executive not released by and in this Waiver and Release.

This release does not apply to any claims for unemployment compensation or any other claims or rights which, by law, cannot be waived, including the right to file an administrative charge or participate in an administrative investigation or proceeding; provided, however that Executive disclaims and waives any right to share or participate in any monetary award from the Company resulting from the prosecution of such charge or investigation or proceeding. Notwithstanding the foregoing or any other provision in this Waiver and Release or the Agreement to the contrary, the Company and Executive further agree that nothing in this Waiver and Release or the Agreement (i) limits Executive’s ability to file a charge or complaint with the EEOC, the NLRB, OSHA, the SEC or any other federal, state or local governmental agency or commission (each a “Government Agency” and collectively “Government Agencies”); (ii) limits Executive’s ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information and reporting possible violations of law or regulation or other disclosures protected under the whistleblower provisions of applicable law or regulation, without notice to the Company; or (iii) limits Executive’s right to receive an award for information provided to any Government Agencies.

Executive expressly acknowledges that he is voluntarily, irrevocably and unconditionally releasing and forever discharging the Company and the other Released Parties from all rights or claims he has or may have against the Released Parties including, but not limited to, without limitation, all charges, claims of money, demands, rights, and causes of action arising under the Age Discrimination in Employment Act of 1967, as amended (“ADEA”), up to and including the date Executive signs this Waiver and Release including, but not limited to, all claims of age discrimination in employment and all claims of retaliation in violation of ADEA. Executive further acknowledges that the consideration given for this waiver of claims under the ADEA is in addition to anything of value to which he was already entitled in the absence of this waiver. Executive further acknowledges: (a) that he has been informed by this writing that he should consult with an attorney prior to executing this Waiver and Release; (b) that he has carefully read and fully understands all of the provisions of this Waiver and Release; (c) he is, through this Waiver and Release, releasing the Company and the other Released Parties from any and all claims he may have against any of them; (d) he understands and agrees that this waiver and release does not apply to any claims that may arise under the ADEA after the date he executes this Waiver and Release; (e) he has at least twenty-one (21) days within which to consider this Waiver and Release; and (f) he has seven (7) days following his execution of this Waiver and Release to revoke the Waiver and Release; and (g) this Waiver and Release shall not be effective until the revocation period has expired and Executive has signed and has not revoked the Waiver and Release.

Executive acknowledges and agrees that: (a) he has had reasonable and sufficient time to read and review this Waiver and Release and that he has, in fact, read and reviewed this Waiver and Release; (b) that he has the right to consult with legal counsel regarding this Waiver and Release and is encouraged to consult with legal counsel with regard to this Waiver and Release; (c) that he has had (or has had the opportunity to take) twenty-one (21) calendar days to discuss the Waiver and Release with a lawyer of his choice before signing it and, if he signs before the end of that period, he does so of his own free will and with the full knowledge that he could have taken the full period; (d) that he is entering into this Waiver and Release freely and voluntarily and not as a result of any coercion, duress or undue influence; (e) that he is not relying upon any oral representations made to him regarding the subject matter of this Waiver and Release; (f) that by this Waiver and Release he is receiving consideration in addition to that which he was already entitled; and (g) that he has received all information he requires from the Company in order to make a knowing and voluntary release and waiver of all claims against the Company and the other Released Parties.

Executive acknowledges and agrees that he has seven (7) days after the date he signs this Waiver and Release in which to rescind or revoke this Waiver and Release by providing notice in writing to the Company. Executive further understands that the Waiver and Release will have no force and effect until the end of that seventh day (the “Waiver Effective Date”). If Executive revokes the Waiver and Release, the Company will not be obligated to pay or provide Executive with the benefits described in this Waiver and Release, and this Waiver and Release shall be deemed null and void.

AGREED TO AND ACCEPTED this
day of , 20 .

C. Andrew Smith

Exhibit B

Allen

Beauregard

Bienville

Bossier

Caddo

Calcasieu

Cameron

DeSoto

Jackson

Jefferson Davis

Lafayette

Lincoln

Natchitoches

Rapides

Red River

Sabine

St. Landry

St. Mary

Vermilion

Webster